UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 17, 2018

Phillips Edison & Company, Inc.

(Exact name of registrant as specified in its charter)

Maryland	000-54691	27-1106076
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11501 Northlake Drive

Cincinnati, Ohio 45249

(Address of principal executive offices, including zip code)

(513) 554-1110

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).  ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Entry into Merger Agreement. On July 17, 2018, (i) Phillips Edison & Company, Inc., a Maryland corporation (“PECO”), (ii) Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership and subsidiary of PECO (“PECO OP” and, together with PECO, the “PECO Parties”), (iii) REIT Merger Sub, LLC, a Maryland limited liability company and wholly owned subsidiary of PECO (“REIT Merger Sub”), (iv) OP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of PECO OP (“OP Merger Sub GP”), (v) OP Merger Sub 2, LLC, a Delaware limited liability company and subsidiary of PECO OP and OP Merger Sub GP (“OP Merger Sub”), (vi) Phillips Edison Grocery Center REIT II, Inc., a Maryland corporation (“PE REIT II”), and (vii) Phillips Edison Grocery Center Operating Partnership II, L.P., a Delaware limited partnership and subsidiary of PE REIT II (“PE OP II” and, together with PE REIT II, collectively, the “PE REIT II Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”, and the transactions contemplated by the Merger Agreement, collectively, the “Transactions”). PE REIT II is a publicly owned, non-traded real estate investment trust, which was sponsored by PECO and for which PECO and its affiliates serve as advisor. The Merger Agreement, including the Exchange Ratio (as defined below), was determined as a result of negotiations between the Board of Directors of PECO (the “PECO Board”) and a Special Committee (the “PE REIT II Special Committee”) of independent members of the Board of Directors of PE REIT II (the “PE REIT II Board”), with the assistance of separate financial and legal advisors

Mergers and Surviving Entities. Subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, pursuant to the Merger Agreement (i) PE REIT II will merge with and into REIT Merger Sub (the “REIT Merger”) with REIT Merger Sub being the surviving entity and a wholly owned subsidiary of PECO and (ii) OP Merger Sub will merge with and into PE OP II (the “Partnership Merger” and, together with the REIT Merger, collectively, the “Mergers”) with PE OP II being the surviving entity (the “Surviving Partnership”) and a wholly owned subsidiary of PECO OP.

Pursuant to the Merger Agreement, at the effective time of the REIT Merger (the “REIT Merger Effective Time”), the PECO Board will consist of seven members, five of whom will be the current members of the PECO Board and two of whom will be current members of the PE REIT II Board.

Equity Conversions in Connection with the REIT Merger. Pursuant to the terms and conditions in the Merger Agreement, at the REIT Merger Effective Time, (i) each share of common stock, $0.01 par value per share, of PE REIT II (the “PE REIT II Common Stock”), or fraction thereof, issued and outstanding as of immediately prior to the REIT Merger Effective Time (including each restricted share of PE REIT II Common Stock, which will automatically accelerate and become vested at the REIT Merger Effective Time) will be converted into the right to receive 2.04 (the “Exchange Ratio”) (or with respect to any fractional share of PE REIT II Common Stock, that fraction consistent with the Exchange Ratio) validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of PECO (the “PECO Common Stock”).

Equity Conversions in Connection with the Partnership Merger. Pursuant to the terms and conditions in the Merger Agreement, at the effective time of the Partnership Merger (the “Partnership Merger Effective Time”), (i) each unit of partnership interests in PE OP II (other than class B units and the special limited partnership interests thereof) issued and outstanding as of immediately prior to the Partnership Merger Effective Time will be converted into the right to receive 2.04 units of partnership interests in PECO OP, rounded down to the nearest whole unit, (ii) each class B unit and special limited partnership interest of PE OP II issued and outstanding as of immediately prior to the Partnership Merger Effective Time, all of which are held by PECO or its subsidiaries, will be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor and (iii) OP Merger Sub GP will be the sole general partner of the Surviving Partnership and PECO OP will be the sole limited partner of the Surviving Partnership.

Closing Conditions. The consummation of the Transactions is subject to the satisfaction or waiver of specified closing conditions, including (i) the approval of the REIT Merger by the stockholders of each of PECO and PE REIT II, (ii) the approval of an amendment to PECO’s charter by the stockholders of PECO, (iii) the absence of certain legal impediments to the consummation of the Mergers, (iv) the effectiveness of a registration statement on Form S-4 to be filed by PECO in connection with the Mergers, (v) the delivery of written legal opinions from counsel relating to the U.S. federal income tax code treatment of the Mergers and the tax status of certain of the parties to the Merger Agreement to the effect that each of PECO and PE REIT II has been, and will continue to be, qualified and taxed as a REIT, (vi) obtaining of consents from certain third-parties, including under certain debt obligations of PECO and PE REIT II, (vii) the absence of a material adverse effect on either PECO (and its subsidiaries) or PE REIT II (and its subsidiaries) and (viii) compliance by the PECO Parties and the PE REIT II Parties with their respective obligations under the Merger Agreement.

Representations, Warranties and Covenants. The Merger Agreement contains certain customary representations, warranties and covenants concerning the PECO Parties and the PE REIT II Parties. These covenants include (i) each party to the Merger Agreement conducting its business in all material respects in the ordinary course of business consistent with past practice, subject to certain exceptions, during the period between the execution of the Merger Agreement and the consummation of the Mergers and (ii) each of PECO and PE REIT II convening its annual meeting of stockholders to, among other things, seek the approval of the REIT Merger and the other items to be approved in connection therewith.

PE REIT II Go Shop and Non-Solicitation. The Merger Agreement provides PE REIT II with a 30-day go-shop period pursuant to which PE REIT II may solicit, receive, evaluate and enter into negotiations with respect to alternative proposals from third parties. Other than during the go-shop period, the Merger Agreement restricts PE REIT II from soliciting or otherwise engaging in a competing proposal, subject to customary exceptions.

Adverse Recommendation Change. The Merger Agreement contains provisions providing that, subject to certain terms and conditions, the PECO Board and/or the PE REIT II Board may effect a PECO Adverse Recommendation Change (as defined in the Merger Agreement) or Company Adverse Recommendation Change (as defined in the Merger Agreement), as applicable, with respect to the Transactions.

Termination and Termination Fees. The Merger Agreement provides for certain customary termination rights for both PECO and PE REIT II, including (i) upon the failure to close by the Outside Date of April 13, 2019, (ii) upon the failure of either party to obtain approval of its stockholders; (iii) upon a material uncured breach by the other party that would cause the closing conditions under the Merger Agreement not to be satisfied; and (iv) upon PE REIT II’s exercise of its fiduciary termination right or either party’s rights to change its board recommendations. Additionally, subject to the terms and conditions of the Merger Agreement, under certain circumstances as specified in the Merger Agreement, (i) PECO will have to pay PE REIT II a termination fee in the amount of $75,620,000 or (ii) PE REIT II will have to pay PECO a termination fee in the amount of $31,700,000, in connection with the go shop provisions thereof, or $15,850,000, other than in connection with the go shop provisions thereof, in each case, in connection with a termination of the Merger Agreement.

Voting Agreements. Concurrently with the execution of the Merger Agreement, certain equityholders of PECO and/or PECO OP, including Jeffrey S. Edison, PECO’s Chief Executive Officer and chairman of the PECO Board, and Devin I. Murphy, PECO’s Chief Financial Officer, Treasurer and Secretary, entered into Voting Agreements (the “Voting Agreements”) with each of PE REIT II and PE REIT II OP pursuant to which such individuals agreed, among other things, to vote in favor of the Mergers, upon the terms and subject to the conditions of such agreements. The shares of PECO Common Stock subject to the Voting Agreements comprise approximately 0.20% of the outstanding shares of PECO Common Stock and the limited partnership interests of PECO OP subject to the Voting Agreements comprise approximately 47.08% of the outstanding shares of limited partnership interests of PECO OP. The Voting Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement. The Form of Voting Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Termination of Related Party Agreements. The parties to the Merger Agreement or their respective affiliates, as the case may be, will enter into an agreement to terminate, effective as of immediately prior to the REIT Merger Effective Time, (i) the Amended and Restated Advisory Agreement by and among the PE REIT II, PE OP II and Phillips Edison NTR II, LLC, dated September 1, 2017, (ii) the Master Property Management Agreement by and among the PE REIT II, PE OP II and

Phillips Edison Grocery Center Operating Partnership I, L.P., dated October 4, 2017, and (iii) the Master Services Agreement by and among the PE REIT II, PE OP II and PECO, dated October 4, 2017, in each case with no further payment under such agreements other than amounts accrued thereunder and previously unpaid.

Suspension of Distribution Reinvestment Plan and Share Repurchase Program. In connection with the Transactions, PECO will temporarily suspend its distribution reinvestment plan and share repurchase program.

General

On July 17, 2018, the PE REIT II Special Committee unanimously recommended and the PE REIT II Board unanimously approved the Merger Agreement, the Mergers and the other Transactions. On July 17, 2018, the PECO Board unanimously approved the Merger Agreement, the Mergers and the other Transactions.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated into this Current Report on Form 8-K by reference. A copy of the Merger Agreement has been included to provide stockholders with information regarding its terms and is not intended to provide any factual information about the PECO Parties or the PE REIT II Parties. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and have been made as of specific dates; were solely for the benefit of parties to the Merger Agreement; are not intended as statements of fact to be relied upon by PECO’s stockholders or PE REIT II’s stockholders, as applicable, but rather as a way of allocating the risk between the parties to the Merger Agreement in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement attached hereto; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by PECO’s stockholders and PE REIT II’s stockholders. Accordingly, PECO’s stockholders and PE REIT II’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by PECO or PE REIT II.

Item 5.03. Amendment to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On July 17, 2018, the PECO Board authorized and approved the Fourth Amended and Restated Bylaws, which amend and restate in their entirety PECO’s Third Amended and Restated Bylaws to designate Maryland as the exclusive forum for certain legal actions.

The information set forth above with respect to the Fourth Amended and Restated Bylaws does not purport to be complete in scope and is qualified in its entirety by the full text of the Fourth Amended and Restated Bylaws, which is attached hereto as Exhibit 3.1 and is incorporated into this Current Report on Form 8-K by reference.

Item 8.01. Other Events.

On July 17, 2018, in connection with the Mergers, PECO issued a press release announcing the entry into the Merger Agreement. A copy of the press release is furnished as Exhibit 99.2 hereto and is incorporated into this Current Report on Form 8-K by reference.

On or around July 18, 2018, PECO began distributing to its stockholders a stockholder letter announcing, among other things, PECO’s entry into the Merger Agreement and the suspension of the reinvestment plan and the stock repurchase plan. A copy of this letter is attached hereto as Exhibit 99.3 and is incorporated into this Current Report on Form 8-K by reference.

PECO prepared an investor presentation regarding the Merger Agreement, which is attached hereto as Exhibit 99.4 and is incorporated into this Current Report on Form 8-K by reference.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving the PECO Parties and the PE REIT II Parties. The proposed transaction will be submitted to the stockholders of PECO and PE REIT II for their consideration. In connection with the proposed transaction, PECO intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus and certain other documents regarding the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to all stockholders. You may obtain copies of all documents filed with the SEC concerning the proposed transaction, free of charge, at the SEC’s website at www.sec.gov. In addition, stockholders may obtain free copies of the documents filed with the SEC by PECO by going to PECO’s website at www.phillipsedison.com.

Interests of Participants

Information regarding PECO’s directors and executive officers is set forth in PECO’s proxy statement for its 2017 annual meeting of stockholders and its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which were filed with the SEC on July 6, 2017 (as subsequently revised) and March 30, 2018, respectively. Information regarding PE REIT II’s directors and executive officers is set forth in PE REIT II’s proxy statement for its 2017 annual meeting of stockholders and its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which were filed with the SEC on May 19, 2017 and March 27, 2018, respectively. Additional information regarding persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction will be contained in the joint proxy statement/prospectus to be filed by PECO with the SEC when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K may be considered forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding the proposed transaction and the ability to consummate the proposed transaction and anticipated accretion, dividend coverage, dividends and other anticipated benefits of the proposed transaction. PECO intends for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable. Such statements include, in particular, statements about PECO’s plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of PECO’s performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “pro forma,” “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. PECO makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this communication, and does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve significant known and unknown risks and uncertainties that may cause PECO’s or PE REIT II’s actual results in future periods to differ materially from those projected or contemplated in the forward-looking statements as a result of, but not limited to, the following factors: the failure to receive, on a timely basis or otherwise, the required approvals by PECO’s or PE REIT II’s stockholders; the risk that a condition to closing of the proposed transaction may not be satisfied; PECO’s and PE REIT II’s ability to consummate the Mergers; the possibility that the anticipated benefits and synergies from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of PECO’s and PE REIT II’s operations will be greater than expected; operating costs and business disruption may be greater than expected; the ability of PECO or the combined company to retain and hire key personnel and maintain relationships with providers or other business partners pending the consummation of the proposed transaction; and the impact of legislative, regulatory and competitive changes and other risk factors relating to the industries in which PECO and PE REIT II operate, as detailed from time to time in each of PECO’s and PE REIT II’s reports filed with the SEC. There can be no assurance that the proposed transaction will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found under Item 1A in each of PECO’s and PE REIT II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017. PECO and PE REIT II caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to the proposed transaction, stockholders and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to PECO and PE REIT II or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of July 17, 2018, by and among Phillips Edison & Company, Inc., Phillips Edison Grocery Center Operating Partnership I, L.P., REIT Merger Sub, LLC, OP Merger Sub, LLC, OP Merger Sub 2, LLC, Phillips Edison Grocery Center REIT II, Inc., and Phillips Edison Grocery Center Operating Partnership II, L.P.

3.1	Fourth Amended and Restated Bylaws of Phillips Edison & Company, Inc.

99.1	Form of Voting Agreement.

99.2	Press Release, dated July 18, 2018.

99.3	Shareholder Letter.

99.4	Investor Presentation.

*	Each of the PE REIT II disclosure letter and the PECO disclosure letter has been omitted pursuant to Item 601(b)(2) of Regulation S-K. PECO hereby undertakes to furnish copies of the omitted disclosure letters supplementally upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: July 18, 2018

Phillips Edison & Company, Inc.

By:	/s/ Jeffrey S. Edison
Jeffrey S. Edison
Chief Executive Officer